Dejour Moves Drill Rig to Woodrush

Company Targets Halfway Oil and Gething Gas Pools

VANCOUVER, British Columbia—December 3, 2014---Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, updates current development progress underway at the Woodrush/Hunter Project (“Woodrush”) in NE B.C.

The Company has contracted Ensign Drilling Partnership to drill two wells at its Woodrush production complex. Rig arrival is scheduled for Friday December 5th with completion and tie in to existing infrastructure prior to year end. These wells will target both the Halfway oil and Gething gas pools known to be productive at Woodrush at depths between 3500’- 4000’ with the dual objectives of expanding both current field production and Company YE 2014 reserve values. A third well is projected for H1-2015.

As operator of the Woodrush/ Hunter Project, Dejour will own a 99% working interest in the two new wells. The Project currently encompasses 23,000 gross (17,000 net) acres with 3 oil wells and 6 natural gas wells operating at Woodrush and 2 additional gas wells operating in the adjacent Hunter project in Northern B.C.

"We anticipate that the expansion of the Woodrush Project, to include the Gething gas pool known to blanket the underlying Halfway, could become an important revenue driver beginning with this test. With our expanded acreage position there is room for multiple wells into this prolific hydrocarbon zone. Beyond this current initiative, Dejour is actively engaged in building a larger Ft. St. John production unit that both leverages its infrastructure and efficiently utilizes the excess pipeline capacity now in place," states Robert L. Hodgkinson, Chairman & CEO.

About Dejour Energy Inc.

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (43,505 net acres) and Peace River Arch regions (17,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Forward-looking information in this news release includes, but is not limited to, statements about the nature and content of the Kokopelli Project, the estimated timing and amounts of future expenditures of the 2014 development program, the successful implementation of the new drill pads and the estimated timing for the final project budget.

Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050
Chairman & CEO
investor@dejour.com

or
Craig Allison, 914-882-0960
Investor Relations - New York
callison@dejour.com